SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 0-13322

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2009

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2009, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held at December 31, 2009, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charleston, West Virginia

June 24, 2010

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2009	2008
Assets
Cash and cash equivalents	$24,185	$5,376,265
Investments, at fair value	35,409,770	32,461,466
Loans receivable	54,693	40,375

Total Assets	35,488,648	37,878,106

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(136,757)	—

Net assets available for benefits	$35,351,891	$37,878,106

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2009

Additions
Investment income:
Interest and dividends	$1,160,472

Contributions:
Employees	2,691,742
Employer	1,207,641

3,899,383

Total additions	5,059,855

Deductions
Net depreciation in fair value of investments	5,870,542
Withdrawals and benefits paid directly to participants	1,715,528

Total deductions	7,586,070

Net decrease	2,526,215

Net assets available for benefits:
Beginning of year	37,878,106

End of year	$35,351,891

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2009

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are primarily investments in the Federated Prime Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The fair value of cash equivalents approximates cost.

Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 5 for further discussion of fair value measurements).

The Plan invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (synthetic GICs). These investment contracts are recorded at fair value (see Note 5): however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

1. Significant Accounting Policies (continued)

contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Loans Receivable

The participant loans are valued at their outstanding balances, which approximate fair value.

New Accounting Pronouncements

On June 29, 2009, the FASB issued an accounting pronouncement that established the Accounting Standards Codification (ASC). The accounting pronouncement states that the FASB ASC will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by all nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also source of authoritative GAAP for SEC registrants. This pronouncement, which was subsequently codified as ASC topic 105, Generally Accepted Accounting Principles, was effective for financial statements issued for interim and annual periods after September 15, 2009. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards and references herein to authoritative accounting pronouncements have been updated accordingly.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

1. Significant Accounting Policies (continued)

In April 2009, the FASB issued a staff position in ASC topic 820, Fair Value Measurements and Disclosures, formerly called FASB Staff Position 157-4 (FSP 157-4), Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. ASC 820 provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. ASC 820 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of fair value measurements. This staff position was effective for reporting periods ending after June 15, 2009. The adoption of this staff position did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

1. Significant Accounting Policies (continued)

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 2004, the Plan was amended to incorporate the necessary changes to convert the employer stock fund portion of the Plan to an ESOP and to incorporate the election provisions required pursuant to Internal Revenue Code (the Code) Section 404(k). In late 2006, the Plan was amended to comply, effective January 1, 2007, with the employer stock diversification requirements outlined in the Pension Protection Act of 2006.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

2. Description of the Plan (continued)

Contributions

Active participants may defer up to 100% of their annual pre-tax compensation subject to the Code’s limitations. Prior to December 31, 2008, United contributed an amount equal to 100% of the first 2% of the participant’s deferral and 25% of the next 2% of the participant’s deferral. Beginning January 1, 2009, United matched 100% of the first 3% of the participant’s deferral and 25% of the next 1% of the participant’s deferral. These matching contributions are made by United on a semimonthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock.

Participants may choose to have their deferral contributions directed to any of 20 investment options including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1%.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1/2.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

2. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2009	2008
American Funds Growth Fund of America	$2,710,853	$2,002,961
Federated Capital Preservation Fund (at contract value)**	5,023,138	—
Federated Kaufmann Fund	2,153,069	—
Janus Balanced Fund	2,288,482	—
United Bankshares, Inc. Common Stock:
Participant-Directed	5,065,462	7,371,425
Non-participant-Directed	9,342,264	13,400,703

**	The fair value of the Plan’s investment in the Federated Capital Preservation Fund was $5,159,895 at December 31, 2009.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

3. Investments (continued)

During 2009, the current value of the Plan’s investments (including investments purchased, sold, and held during the year), as determined principally by quoted market values, appreciated (depreciated) as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Shares of registered investment companies	$2,417,426
United Bankshares, Inc. Common Stock	(8,287,968)

$(5,870,542)

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments is as follows:

	December 31
	2009	2008
Investments, at fair value:
United Bankshares, Inc. Common Stock	$9,342,264	$13,400,703

	Year Ended December 31
	2009	2008
Change in net assets:
Contributions	$1,207,641	$944,727
Dividends	496,317	479,758
Net realized and unrealized (depreciation) appreciation in fair value	(5,424,654)	1,426,135
Distributions to participants	(337,743)	(960,196)

	$(4,058,439)	$1,890,424

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The Fair Value Measurements and Disclosures topic in ASC topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

The following describes the valuation techniques used by Plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements (continued)

Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). Mutual funds and common stock are valued at Level 1. Some of the Plan’s investment choices represent funds of funds and are valued at Level 2 because quoted market prices are not available. The value of this type of investment is calculated daily by the fund administrator. Its initial pricing input is the quoted share prices obtained for the underlying mutual funds, which is then adjusted to apply any applicable expense factor.

Participant loans are valued at their outstanding balances, which approximate fair value. They are not actively traded and significant other observable inputs are not available so they are considered Level 3.

The following table presents the balances of financial assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

		Fair Value Measurements Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009
Company stock	$14,407,726	$14,407,726	$—	$—
Mutual funds	15,842,149	15,385,033	457,116	—
Common Collective Trust Fund (a)	5,159,895	—	5,159,895	—
Loans to participants	54,693	—	—	54,693

Total assets at fair value	$35,464,463	$29,792,759	$5,617,011	$54,693

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements (continued)

		Fair Value Measurements Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2008
Company stock	$20,772,128	$20,772,128	$—	$—
Mutual funds	11,689,338	11,544,083	145,255	—
Common Collective Trust Fund (a)	—	—	—	—
Loans to participants	40,375	—	—	40,375

Total assets at fair value	$32,501,841	$32,316,211	$145,255	$40,375

(a)	This category is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate is entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as report by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 1, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31:

	Participant Loans
	2009	2008
Balance at beginning of year	$40,375	$67,758
Purchases, sales, issuances, and settlements (net)	14,318	(27,383)

Balance at end of year	$54,693	$40,375

6. Benefits Payable

Participants elected to withdraw $10,957 and $2,414 as of December 31, 2009 and 2008, respectively. These amounts were approved and processed for payment but were not paid as of the respective period end.

7. Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investments on the Form 5500 was $24,185 and $5,376,265 as of December 31, 2009 and 2008, respectively. No cash was held by the Plan as of December 31, 2009 and 2008, which was classified as non-interest-bearing cash on the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$35,351,891	$37,878,106
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	136,757	—

Net assets available for benefits per the Form 5500	$35,488,648	$37,878,106

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

10. Transactions with Parties-in-Interest

The Plan holds 721,469 shares of United common stock, which had a fair value of $19.97 per share at December 31, 2009.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by FASCore, LLC, record-keeper for the Plan.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i —   Schedule of Assets (Held at

End of Year)—Modified Cash Basis

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
*	Federated Prime Obligations Fund (cash equivalents)	24,185	shares	$—	$24,185
	Allianz NFJ Small Cap Value Fund	4,405	shares	—	104,713
	American Funds Growth Fund of America	99,995	shares	—	2,710,853
	Federated Capital Preservation Fund	516,079	shares	—	5,159,895
*	Federated Max-Cap Fund	114,661	shares	—	1,375,937
*	Federated Income Trust	133,899	shares	—	1,415,314
*	Federated Kaufmann Fund	462,032	shares	—	2,153,069
*	Federated Kaufmann Small Cap Fund	9,523	shares	—	189,500
*	Federated Stk Tr Sh Ben	62,634	shares	—	1,285,258
*	Federated Total Return Bond Fund	112,624	shares	—	1,224,219
	Goldman Sachs Mid Cap Equity	23,138	shares	—	663,818
	Janus Balanced Fund	93,255	shares	—	2,288,482
	Julius Baer International Equity Fund	135,452	shares	—	1,586,144
	MDT All Cap Core Fund	17,337	shares	—	189,841
	Manning & Napier World Opportunities A	12,370	shares	—	100,446
	RS Partners Fund	3,768	shares	—	97,439
	T. Rowe Price Retirement Fund 2010 Fund-R	13,564	shares	—	187,724
	T. Rowe Price Retirement Fund 2020 Fund-R	4,807	shares	—	69,413
	T. Rowe Price Retirement Fund 2030 Fund-R	3,773	shares	—	56,526
	T. Rowe Price Retirement Fund 2040 Fund-R	9,551	shares	—	143,453
*	United Bankshares, Inc. Common Stock	721,469	shares	19,974,372	14,407,726
*	Loans to participants (interest rates ranging from 4.25% to 9.25%)				54,693

					$35,488,648

*	Represents a party-in-interest to the Plan.

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179        Plan #003

Schedule H, Line 4j – Schedule of Reportable Transactions—

Modified Cash Basis

Year Ended December 31, 2009

(a) Identity of Party Involved	(b) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Series of Transactions > 5% of Plan Assets by Issue

United Bankshares, Inc.	Common stock	$3,841,561	$1,918,603	$—	$—	$2,312,693	$—	$(394,090)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/S/ JACK C. STOKES
Mr. Jack C. Stokes
Plan Administrator

June 23, 2010